Exhibit 1

For immediate release: 25 September 2018

BRITISH AMERICAN TOBACCO ANNOUNCES CEO SUCCESSION

The Board of British American Tobacco p.l.c. (BAT) is pleased to announce that Jack Bowles, currently Chief Operating Officer of BAT’s international business, will succeed Nicandro Durante as Chief Executive Officer of BAT following Nicandro’s retirement on 1 April 2019.

In anticipation of this appointment, Jack will become Chief Executive Designate on 1 November 2018 and will join the Board on 1 January 2019.

Jack joined BAT in 2004 as CEO of BAT France and thereafter became Managing Director of the BAT listed subsidiary in Malaysia. He was appointed to the Management Board of BAT in 2009 as Regional Director for Western Europe and subsequently served as Regional Director in both the Americas Region and the Asia-Pacific Region before assuming his current role as Chief Operating Officer in 2017.

Commenting on Jack’s appointment, Richard Burrows, Chairman of BAT, said: “Having conducted a far-reaching succession process with strong external and internal candidates, the Board is delighted to appoint such an experienced and dynamic successor from within BAT. Throughout his career at BAT, Jack has demonstrated excellent strategic leadership; growing businesses, driving productivity improvements and building strong management teams. In his most recent roles, as Director, Asia-Pacific and, as COO, he has played a key role in developing our potentially reduced risk products business.”

“Jack’s track record of  innovating, and his experience across so many different geographies and areas of our business, position him extremely well to build on Nicandro’s achievements and write the next chapter in BAT’s history.”

Jack said: “I am honoured to succeed Nicandro. It is an exciting time for BAT with many changes in our industry but also great opportunities. With our depth of talent, our iconic brands and our range and pipeline of potentially reduced risk products, I am confident that we will take full advantage of these opportunities as we accelerate the transformation of BAT into a stronger multi category tobacco and nicotine products company.”

Notes to Editors

Jack Bowles – aged 54

2017: Chief Operating Officer – International (excluding US)

2013: Regional Director, Asia-Pacific

2011: Regional Director, Americas

2011: Chairman Souza Cruz (BAT’s then listed subsidiary in Brazil)

2009: Regional Director, Western Europe

2007: Managing Director, British American Tobacco Malaysia

2005: Joins BAT as CEO of British American Tobacco France

About British American Tobacco

British American Tobacco is one of the world’s leading, multi-category consumer goods companies, that provides tobacco and nicotine products to millions of consumers around the world.

It employs over 55,000 people, with market leadership in over 55 countries and factories in 42. Its Strategic Portfolio is made up of its global cigarette brands and an increasing range of potentially reduced-risk products, comprising vapour and tobacco heating products, as well as oral tobacco and nicotine products such as moist snuff and snus.

In 2017 the Group generated reported revenue of £20 billion and profit from operations of £6.5 billion. In July 2017, British American Tobacco p.l.c. acquired the remaining 57.8% of Reynolds American Inc. that BAT did not already own, creating a stronger, global tobacco and nicotine company.

Enquiries:

Press Office
+44 (0)20 7845 2888 (24 hours) | @BATPress

Investor Relations
Mike Nightingale / Rachael Brierley / John Harney
+44 (0)20 7845 1180 / 1519 / 1263